Mail Stop 3561

January 27, 2009

Patrick Giordano, Chief Executive Officer
E Global Marketing, Inc.
1730 62nd Street
Brooklyn, New York 11204

> **Re: E Global Marketing, Inc.**
> **Registration Statement on Form S-1**
> **December 31, 2008**
> **File No. 333-156531**

Dear Mr. Giordano:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

The Offering, page 1

1. You state on page one that the selling security holders purchased their shares at a price of $0.05 per share. In comparison, on the front cover page of the registration statement and on pages 10, 11 and 13 you state that the selling security holders purchased their shares at a price of $0.025 per share. Please revise.

Selling Security Holders, page 11

2. Please disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares to be offered for resale by Gourmet Foods Inc. See the Division of Corporation Finance's Compliance & Disclosure Interpretation 240.04 for Regulation S-K (July 3, 2008).

Management's Discussion and Analysis or Plan of Operation, page 21

Plan of Operation, page 22

3. Please revise your discussion on page 22 to specifically describe the activities upon which you intend to focus over the next 12 months.

Directors, Executive Officers, Promoters and Control Persons, page 23

Directors and Executive Officers, page 23

4. We note that your disclosure regarding your directors and executive officer differs from the related discussion on your website. For example, in your filing you disclose that Patrick Giordano is your Chief Executive Officer, but this information is not stated in the related discussion on your website. You also do not indicate that Mr. Giordano is your Chief Financial Officer in this section of your filing nor on your website, but you do indicate this elsewhere in your filing. As another example, your website does not discuss Mr. Giordano's activities over the past five years as disclosed in your filing. As a further example, the disclosure in your filing does not explain the nature of Mr. Giordano's and William Hayde's responsibilities at their prior positions nor does your disclosure clearly state Mr. Giordano's current status with Boro Fuel Oil Inc., if any. Please thoroughly revise the disclosure regarding your directors and executive officer in your filing and on your website so that this information is complete and consistent. See Item 401(e) of Regulation S-K.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and Securities Exchange Act of 1934 that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Chris Chase, Attorney-Adviser, at (202) 551-3485, John Fieldsend, Attorney-Adviser, at (202) 551-3343, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David Lubin, Esq.
David Lubin & Associates, PLLC
(via facsimile)